

March 12, 2025

Sandstorm Gold Royalties Portfolio Drilling and Development Highlights

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide various developments and exploration highlights within its diversified stream and royalty portfolio (dollar figures in USD unless otherwise indicated).

Erdene Secures Working Capital for Bayan Khundii Commissioning; First Gold Expected Mid-2025

Erdene Resource Development Corp. ("Erdene") has secured a $50 million working capital facility provided by the Development Bank of Mongolia, which will fund pre-mining and commissioning activities of the Bayan Khundii gold project in Mongolia. In December 2024, Erdene reported construction progress at the process plant and critical non-process infrastructure buildings. Mechanical and electrical works are expected to be complete in the first quarter of 2025 followed by commissioning and pre-production mining in the second quarter. Erdene expects first gold produced at Bayan Khundii in mid-2025 and commercial production in the third quarter.

For more information, visit Erdene's website at www.erdene.com and see the press release dated December 10, 2024. Sandstorm has a 1.0% net smelter returns ("NSR") royalty on the Bayan Khundii project.

8.5 Metres of 173 g/t Gold Intersected at Fruta del Norte; Copper-Gold Mineralization Discovered at New Trancaloma Target

Subsequent to the release of the updated Mineral Resource Estimate ("MRE") at the Fruta del Norte mine ("FDN") in Ecuador, Lundin Gold Ltd. ("Lundin Gold") has released additional drill results from its ongoing near-mine exploration program. The results include the highest-grade intercepts ever reported at the FDN South deposit ("FDNS") as well as early-stage results at the new Trancaloma copper-gold target located less than one kilometre east of the Bonza Sur deposit. Drilling east of the FDN deposit ("FDN East") also confirmed continuity of gold mineralization, including the widest mineralized interval at FDN



East to date. All drill results reported by Lundin Gold at FDNS, FDN East, and Trancaloma are included within the area of interest of Sandstorm's precious metals royalty.

Highlighted drill results include (not true widths):

FDNS

- **UGE-S-24-212:** 173.98 grams per tonne ("g/t") gold over 8.45 metres from 77.60 metres, including 572.47 g/t gold over 2.50 metres;
- **UGE-S-24-213:** 77.31 g/t gold over 10.90 metres from 94.80 metres, including 394.78 g/t gold over 2.10 metres;
- **UGE-S-24-185:** (included in 2024 MRE) 49.86 g/t gold over 7.80 metres from 59.00 metres, including 83.48 g/t gold over 4.50 metres.

FDN East

- **FDNE-2024-200:** 3.15 g/t gold over 53.00 metres from 277.80 metres, including 7.13 g/t gold over 8.40 metres;
- **UGE-E-24-210:** 10.16 g/t gold over 6.25 metres from 238.85 metres, including 14.84 g/t gold over 3.25 metres.

Trancaloma Target

- **BLP-2024-195:** 0.25% copper, 0.08 g/t gold over 407.75 metres from 22.50 metres, including 0.31% copper and 0.10 g/t gold over 228.00 metres.

The near-mine drill program is focused on extending mine life through the expansion of Mineral Resources at FDN by exploring and delineating new discoveries nearby existing operations. At FDNS, exploration drilling has successfully defined Inferred Mineral Resources of 2.09 million ounces ("Moz") contained in 12.35 million tonnes with an average grade of 5.25 g/t gold, which was previously reported in the FDN updated MRE (see Lundin Gold's press release dated February 18, 2025).

Exploration activities continue to generate new discoveries at FDN, including the new copper-gold Trancaloma target. Lundin Gold has completed four drill holes to date at Trancaloma, which all returned anomalous values of copper and gold, potentially related to an outer hydrothermal alteration halo of a porphyry system. The target requires further exploration to determine its significance and Lundin Gold currently has two surface drill rigs at Trancaloma.

Lundin Gold plans to drill a minimum of 80,000 metres at FDN in 2025, following up on the 80,000 metres drilled in 2024. For more information, visit Lundin Gold's website at www.lundingold.com and refer to the press release dated February 23, 2025.

Sandstorm holds a 0.9% NSR royalty on the precious metals produced at FDN.



High-Grade Assays from Hugo North Extension and New Drilling at Heruga Deposit

Entrée Resources Ltd. ("Entrée") has released additional analytical results from drilling completed in 2022–2024 at the Hugo North Extension ("HNE") and the western edge of the Heruga deposit at the Oyu Tolgoi mine in Mongolia. The results are in addition to previously released assays in the latter half of 2024, and Entrée will continue to release results as they become available from the company's joint venture partner Oyu Tolgoi LLC ("OTLLC").

At HNE, eight underground drill holes with newly reported significant assays were drilled at moderate dips towards the north and northwest and after crossing onto the Entrée/Oyu Tolgoi Joint Venture Property intersected significant grades of copper and gold within the potential Lift 2 footprint of HNE. At the Heruga deposit, the first drill hole since 2012 was completed, several hundred metres west of the majority of previous drilling in the northern half of the deposit. Consistent mineralization, cut by occasional andesitic dikes, started at 1,090 metres and continued until the end of the hole where it terminated in strong copper-gold mineralization. The grades across this interval appear to be consistent with the average grade of the overall Heruga deposit and suggest that the deposit remains open to the west in some areas.

Highlighted drill results include:

HNE Underground Drill Holes

- **UGD 578:** 164 metres grading 1.36% copper and 0.42 g/t gold from 150 metres, including 72 metres grading 2.42% copper and 0.80 g/t gold from 206 metres;
- **UGD 807C:** 465.5 metres grading 1.19% copper and 0.56 g/t gold from 205.1 metres, including 188.5 metres grading 1.95% copper and 0.94 g/t gold from 420 metres;
- **UGD 815:** 224 metres grading 1.75% copper and 0.50 g/t gold from 298 metres;
- **UGD 852:** 351.2 metres grading 1.31% copper and 0.36 g/t gold from 125 metres, including 104 metres grading 2.06% copper and 1.01 g/t gold from 368 metres.

Heruga Drill Hole

- **EJD0099:** 409.9 metres grading 0.36% copper and 0.32 g/t gold from 1,090.1 metres, including 230 metres grading 0.51% copper and 0.37 g/t gold.

For more information, visit Entrée's website at www.entreeresourcesltd.com and refer to the press release dated February 27, 2025.

Sandstorm has a copper and precious metal stream with Entrée whereby the Company has the right to purchase 0.33% of the copper and 4.47% of the gold and silver produced at the HNE, and 0.33% of the copper and 3.39% of the gold and silver produced from the Heruga deposit. The Company will make ongoing cash payments of $0.50 per pound of copper, $220 per ounce of gold, and $5.00 per ounce of silver[1].



Omai Gold Mines Drills 4.48 g/t Gold Over 57 Metres at Wenot and Releases First Assays from Gilt Creek Deposit

Omai Gold Mines Corp. ("Omai") has released significant assay results from the 2024 drill program at the Omai gold mine ("OGM"). During 2024, over 13,000 metres of drilling across 26 drill holes were completed. The objectives of the drill program were to delineate further mineralization in previous undrilled areas along the 2.5 kilometre strike of the OGM Wenot deposit, extend known mineralization in multiple subparallel zones, and increase shallow drilling at West Wenot. Additional drilling was also completed at the Gilt Creek deposit, which has the potential to become an underground expansion of the OGM. Omai has commenced its 2025 drill program with an initial 10,000 metres planned. An updated MRE is expected in the second quarter of 2025 followed by an updated Preliminary Economic Assessment ("PEA") in the third quarter. The updated PEA is expected to incorporate the Gilt Creek underground deposit into an expanded mine plan with the Wenot open pit, which has the potential to significantly increase projected production rates and life of mine for the OGM.

Highlighted drill results include:

Wenot Deposit

- **24ODD-092:** 4.48 g/t gold over 57.0 metres from 561.5 metres, including 21.13 g/t gold over 10.0 metres;
- **24ODD-097:** 5.21 g/t gold over 19.3 metres from 382.4 metres, including 11.44 g/t gold over 4.6 metres and 11.75 g/t gold over 3.6 metres;
- **24ODD-094:** 1.13 g/t gold over 20.4 metres from 241.40 metres and 1.10 g/t gold over 63.2 metres from 290.30 metres;
- **24ODD-091:** 5.76 g/t gold over 5.4 metres from 389.5 metres, 2.50 g/t gold over 9.0 metres from 489.0 metres, and 0.79 g/t gold over 48.0 metres from 667.0 metres;
- **24ODD-090:** 1.01 g/t gold over 28.5 metres from 395.5 metres.

Gilt Creek Deposit

Assay results from hole **24ODD-095** include:

- 2.00 g/t gold over 64.0 metres from 543.0 metres, including 5.79 g/t gold over 9.0 metres, and also including 2.68 g/t gold over 12.5 metres;
- 1.90 g/t gold over 48.0 metres from 815.5 metres, including 4.19 g/t gold over 7.5 metres;
- 2.14 g/t gold over 37.5 metres from 623.5 metres, including 2.62 g/t gold over 24.2 metres.

Once South America's largest producing gold mine, the OGM produced over 3.7 Moz of gold between 1993 and 2005. A PEA released on the Wenot deposit in April 2024 envisioned an open pit operation producing 1.84 Moz of gold over a 13-year period. The 2024 PEA only incorporates 45% of the property's current MRE of 2.0 Moz of Indicated Resources and 2.3 Moz of Inferred Resources.

For more information, visit Omai's website at www.omaigoldmines.com and refer to the press releases dated January 21, February 24, and March 5, 2025. Sandstorm holds a 1.0% NSR royalty on the OGM.



Gold Fields Restarts Drilling at Phoenix JV; High-Grade Assays from Moss Target

Bonterra Resources Inc. ("Bonterra") has released additional high-grade assay results from the Moss target at the Phoenix JV (formerly the Urban-Barry Property) and announced the restart of drilling at the project by its joint-venture partner Gold Fields Ltd ("Gold Fields") (formerly Osisko Mining Inc. "Osisko Mining").

The project is under a definitive earn-in and joint-venture agreement with Gold Fields, whereby Gold Fields has the right to acquire up to a 70% interest in the project by spending C$30 million on the project over a three-year period. To date, over 60,000 metres have been drilled, and approximately C$16 million has been spent at the Phoenix JV. Extensive drilling at the Moss target has identified high-grade mineralization and the recently released assays highlight the potential for further discoveries.

Highlighted drill results include:

- **OSK-PHX-24-112:** 6.23 g/t gold over 2.8 metres from 210.1 metres, including 18.1 g/t gold over 0.9 metres;
- **OSK-PHX-24-073:** 3.97 g/t gold over 3.4 metres from 554.6 metres and 12.3 g/t gold over 0.5 metres from 700.4 metres;
- **OSK-PHX-24-106:** 7.50 g/t gold over 0.9 metres from 453.0 metres, including 20.9 g/t gold over 0.3 metres;
- **OSK-PHX-24-053:** 5.05 g/t gold over 1.0 metres from 89.0 metres.

Following Gold Field's acquisition of Osisko Mining in October 2024, exploration activities have re-commenced at the Phoenix JV property. Gold Fields is in the planning stage for a potential 20,000-metre drill program and possible geophysical surveys, having identified several prospective targets based on historical data.

For more information, visit Bonterra's website at www.btrgold.com and refer to the press release dated December 11, 2024.

Sandstorm holds an NSR royalty ranging between 0.5%–3.9% on portions of the Phoenix JV property, which covers both the Barry and Moss deposits. Sandstorm also holds a 1.0% NSR royalty on the neighbouring Gladiator (West Arena) gold deposit.

Notes
1. Stream terms reflect bought down rates applicable to HNE and Heruga deposits assuming the Mongolian Government acquires a 34% interest in Entrée's share of the joint venture, at which time Sandstorm will receive up to $6.8 million in total consideration.





Qualified Person

Imola Götz (M.Sc., P.Eng, F.E.C.), Sandstorm's Vice President, Mining & Engineering is a Qualified Person as defined by Canadian National Instrument 43-101. Ms. Götz has reviewed and approved the scientific and technical information in this news release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson
President & CEO

604 689 0234

Mark Klausen
Corporate Communications

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2024 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

